Exhibit 99.60

GRANDE WEST ENGAGES DIGITAL OFFERING FOR CAPITAL MARKETS ADVISORY

Vancouver, British Columbia – Grande West Transportation Group Inc. (TSXV: BUS) (OTCQX: GWTNF) (FRA: 6LG) – December 9, 2020: (“Grande West” or the “Company”), a Canadian manufacturer of mid-sized multi-purpose transit vehicles for sale in Canada and the United States, is pleased to announce that it has entered into an agreement with Digital Offering, LLC, a U.S. Broker Dealer, to act as its financial and capital markets advisor to assist the Company with exploring the U.S. Capital Markets, increase investor awareness and potentially listing its shares on a higher U.S. exchange.

“As our Company continues to execute on our strategic plan, the next step in our evolution of our Company is to increase our visibility in the marketplace. After initiating a review of market conditions our capital markets team has engaged Digital Offering in order to pursue a NASDAQ or NYSE listing. We anticipate our existing business and new product launch of the Vicinity LightningTM combined with a higher listing in the U.S., will improve the liquidity of our stock, further broaden our institutional shareholder base and ultimately enhance long-term shareholder value,” stated William Trainer, President & CEO of Grande West.

“We are pleased to provide Grande West with the advice and assistance to access the U.S. equity markets and National Securities Exchanges, providing greater capital access and liquidity to aid the Company as it continues to execute on their growth strategy,” stated Mark Elenowitz, Managing Director of Digital Offering.

In consideration of this engagement, Digital Offering will be paid an initial fee of US$25,000 and, upon completion of a successful US listing, an additional payment of US$175,000. Additionally, Digital Offering will be granted 1,000,000 purchase warrants exercisable for 5 years with a strike price of $1.72, subject to exchange approval.

About Digital Offering, LLC

Digital Offering is the next generation investment bank that specializes in helping high-quality private and public growth companies access U.S. capital markets and achieve their growth objectives. With constantly changing markets and regulation, Digital Offering is applying best practices of traditional investment banking to new securities industry rules to enhance efficiency in capital raising. By leveraging our expertise, strategic alliances and long-standing relationships in the broker-dealer and Registered Investment Advisor industries, we are positioned to widely distribute our offerings to maximize deal awareness among the right investors.

About Grande West Transportation Group

Grande West Transportation is a Canadian company that designs and engineers mid-size multi purpose transit vehicles for public and commercial enterprises. Grande West utilizes world-class manufacturing partners to produce the Purpose-Built VicinityTM medium and heavy-duty buses available in electric, CNG, gas and clean diesel drive systems. The Vicinity LightningTM EV with an electric propulsion drive system is available for 2021 deliveries.

The Company has been successful in supplying Canadian municipal transportation agencies and private operators with new buses. Grande West is compliant to Buy America certification, and with a strong distribution chain in the U.S., is actively pursuing opportunities in public and private transit fleet operations that would benefit from Grande West’s vehicles.

www.grandewest.com

www.vicinitybus.com

For investor relations, please contact:

Paradox Public Relations Inc.

Karl Mansour

Managing Director

Ph: (514) 341-0408 or 1-866-460-0408

IR@grandewest.com

Company contact:

Grande West Transportation

John LaGourgue

VP Corporate Development

Ph: 604-288-8043

IR@grandewest.com

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding the use of proceeds from the Private Placement, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Grande West’s expectations include uncertainties relating to the receipt of final approval from the TSX-V; and other risk and uncertainties disclosed in Grande West’s reports and documents filed with applicable securities regulatory authorities from time to time. Grande West’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Grande West assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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